                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D-A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                 Lend Lease Hyperion High-Yield CMBS Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                Not applicable.
               -------------------------------------------------
                                 (CUSIP Number)

    Ellen Oster, Esq., 767 Fifth Avenue, New York, NY 10153, (212) 418-6126
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 2000
               -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------                                               ----------------------------------
CUSIP No. N/A                                       13D-A                          Page  2  of  8  Pages
          ---                                                                           ---    ---
-----------------------------------                                               ----------------------------------
=====================================================================================================================
   1      NAME OF REPORTING PERSON

          General Motors Employes Global Group Pension Trust

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                        (a) [_]

                                                                                                        (b) [_]

---------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
---------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
---------------------------------------------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER

    SHARES
                     0
                 ----------------------------------------------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

   OWNED BY
                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
                 ----------------------------------------------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING
                     0
                 ----------------------------------------------------------------------------------------------------
    PERSON       10  SHARED DISPOSITIVE POWER

     WITH

                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
---------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.  (See Item 5 below)

---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3,128,792 shares represent 97% of the issued and outstanding shares as of the date of filing.

---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          EP

=====================================================================================================================

-----------------------------------                                               ----------------------------------
CUSIP No. N/A                                       13D-A                          Page  3  of  8  Pages
          ---                                                                           ---    ---
-----------------------------------                                               ----------------------------------
=====================================================================================================================
   1      NAME OF REPORTING PERSON

          General Motors Investment Management Corporation

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  382903925
---------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                        (a) [_]

                                                                                                        (b) [_]

---------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
---------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
---------------------------------------------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER

    SHARES
                     0
                 ----------------------------------------------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

   OWNED BY
                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
                 ----------------------------------------------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING
                     0
                 ----------------------------------------------------------------------------------------------------
    PERSON       10  SHARED DISPOSITIVE POWER

     WITH
                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
---------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,128,792 shares, with a commitment to acquire additional 1,801,363 shares.  (See Item 5 below)

---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3,128,792 shares represent 97% of the issued and outstanding shares as of the date of filing.

---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA, CO

=====================================================================================================================

-----------------------------------                                               ----------------------------------
CUSIP No. N/A                                       13D-A                          Page  4  of  8  Pages
          ---                                                                           ---    ---
-----------------------------------                                               ----------------------------------
=====================================================================================================================
   1      NAME OF REPORTING PERSON

          General Motors Trust Company

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                        (a) [_]

                                                                                                        (b) [_]

---------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
---------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          New Hampshire
---------------------------------------------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER

    SHARES
                     0
                 ----------------------------------------------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

   OWNED BY
                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
                 ----------------------------------------------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING
                     0
                 ----------------------------------------------------------------------------------------------------
    PERSON       10  SHARED DISPOSITIVE POWER

     WITH
                     3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.
                     (See Item 5 below)
---------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,128,792 shares, with a commitment to acquire 1,801,363 additional shares.  (See Item 5 below)

---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                            [_]

---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3,128,792 shares represent 97% of the issued and outstanding shares as of the date of filing.

---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BK

=====================================================================================================================

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CUSIP No. N/A                       13D-A      Page  5  of  8  Pages
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   This amendment Number 2 amends and supplements the Statement on Schedule 13D
(the "Schedule 13D") filed by General Motors Employes Global Group Pension Trust, (the "Trust") a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM"), Delphi Automotive Systems ("Delphi") and their respective affiliates (the "Plans"); General Motors Investment Management Corporation, a Delaware corporation ("GMIMCo"); and General Motors Trust Company, a chartered trust company formed pursuant to the laws of the State of New Hampshire which is the trustee with respect to the Trust ("GMTC" and, together with the Trust and GMIMCo, the "Reporting Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D, and Appendices and Exhibits filed with the Schedule 13D are incorporated herein by reference. Items 3, 4 and 5 are hereby amended and supplemented as follows.


Item 3.  Source and Amount of Funds or Other Consideration

   The Trust paid $11 million to the Fund on March 16, 2000, $14.5 million on April 27, 2000 and $6 million on June 28, 2000 in exchange for shares of common stock. The Trust has committed to pay an additional $18.5 million in exchange for shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

   On May 15, 2000, the Trust reinvested a cash dividend of $111,739.84 earned on shares of common stock of the Fund then held by the trust in exchange for additional shares of common stock of the Fund.


Item 4.  Purpose of Transaction

     The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. As of July 13, 2000, GMTC managed for the benefit of the Trust an aggregate of 3,128,792 Shares, representing 97% of the 3,223,234 then issued and outstanding shares. Pursuant to a subscription agreement dated March 15, 2000 (the "Subscription Agreement"), the Trust has committed to pay the Fund an additional $18.5 million in one or more payments prior to the termination of the Fund. (See Item 5 below)

     Except as set forth herein, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo and /or GMTC (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTC). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5.   Interest in Securities of the Issuer

     (a)-(b) On July 13, 2000, GMTC managed for the benefit of the Trust an aggregate of 3,128,792 Shares, representing approximately 97% of the 3,223,234 then issued and outstanding Shares. Pursuant to the Subscription Agreement, the Trust has committed to pay the Fund an additional $18.5 million in one or more payments, as required by the Fund, in exchange for Shares. Pursuant to the Subscription Agreement, the fund may require payment at any time prior to the termination date of the Fund. The termination date of the Fund is expected to be December 31, 2001, unless more than 75% of the Fund's shareholders agree to extend the Fund's duration. The number of Shares of common stock the Trust will receive upon payment(s) pursuant to the Subscription Agreement will be determined by the then current net asset value of the Shares. Based on the net asset value of the Shares as of June 30, 2000, the payment of the full $18.5 million commitment would result in the acquisition by the Trust of 1,801,363 more Shares. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares, and GMIMCo and GMTC, by virtue of their shared voting and dispositive power over the Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) all Shares the Trust has and may acquire. Pursuant to Rule 13d-4 of the Act the Reporting persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes for (S)(S)13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A owns beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

     (c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A, has effected any transactions in the Shares during the past 60 days.

     (d) GMIMCo, as the named fiduciary of the Plans with respect to investments, has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of Shares held by the Trust) to other trusts under the Plans and to other persons.

     (e)  Not applicable.
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CUSIP No. N/A                       13D-A      Page  6  of  8  Pages
          ---                                       ---    ---
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSION TRUST (by General Motors Trust Company, as trustee)



                         By:     /s/ Tony Duen-Li Kao
                             ----------------------------------
                              Name:  Tony Duen-Li Kao
                              Title: Managing Director, North American Fixed
                                     Income, General Motors Trust Company


Date:  July 17, 2000.

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CUSIP No. N/A                       13D-A      Page  7  of  8  Pages
          ---                                       ---    ---
------------------------------                ----------------------------------



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         GENERAL MOTORS INVESTMENT MANAGEMENT
                         CORPORATION



                         By:     /s/ Tony Duen-Li Kao
                              ----------------------------------
                              Name:  Tony Duen-Li Kao
                              Title: Managing Director, North American Fixed
                                     Income


Date: July 17, 2000.

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CUSIP No. N/A                       13D-A      Page  8  of  8  Pages
          ---                                       ---    ---
------------------------------                ----------------------------------



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         GENERAL MOTORS TRUST COMPANY



                         By:     /s/ Tony Duen-Li Kao
                              ----------------------------------
                              Name:  Tony Duen-Li Kao
                              Title: Managing Director, North American Fixed
                                     Income


Date:  July 17, 2000.